U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transaction period from _______ to ________.

Commission file number: 1-12707

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Pinnacle Bank Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pinnacle Bancshares, Inc.
1811 Second Avenue
Jasper, AL 35501

As filed on June 25, 2004

Item 1. Financial Statements and Exhibits.

(a) Financial statements (filed in Exhibit 1 hereto):

Balance Sheet

Income Statement

Supplementary Schedules:
Account Reconciliation
Fund Reconciliation

(b) Exhibits:

1. Financial statements required by Item 1(a)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

PENSION & BENEFIT TRUST COMPANY
(Trustee)

June 21, 2004

By: /s/ Ruth M. Roper
Ruth M. Roper
Executive Vice President

Exhibit 1

Financial Statements

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

BALANCE SHEET
AS OF DECEMBER 31, 2003

ASSETS

American Century Income & Growth	$ 17,536.72
American Century Short Term Gov't	6,165.58
American Century Growth	214,635.36
Bond Fund of America	23,895.32
Fidelity Magellan	490,551.25
Fixed Fund	833,298.11
Fundamental Investors	77,985.67
Gartmore Money Market	20,984.52
Gartmore Nationwide Fund	5,740.15
Invesco Small Co. Growth	12,900.81
Janus Twenty	89,664.60
Neuberger & Berman Partners	223,333.80
Nationwide S&P 500 Index	43,407.22
Oppenheimer Global	9,886.17
Schwab	376,842.24
Templeton Foreign	81,609.31

TOTAL ASSETS	$2,528,436.83

LIABILITIES & EQUITY

Liabilities	$ 0.00
Participants' Equity	2,528,436.83
TOTAL LIABILITIES & EQUITY	$2,528,436.83

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

INCOME STATEMENT

FOR THE PERIOD
JANUARY 1, 2003 TO DECEMBER 31, 2003

INCOME		
Contributions		
EE Salary Deferrals	$163,522.14	
ER Safe Harbor Matching	81,428.81	
Rollover	11,290.66	
Interest	40,741.57	
Unrealized Gain/Loss	368,722.91	
TOTAL INCOME		$ 665,706.09
EXPENSES		
Distributions	$184,660.91	
Insurance Premiums	1,626.60	
TOTAL EXPENSES		$ 186,287.51
NET GAIN		$ 479,418.58
Assets as of January 1, 2003		$2,049,018.25
Plus Net Gain		479,418.58
Assets as of December 31, 2003		$2,528,436.83

PINNACLE BANK PROFIT SHARING RETIREMENT PLAN

Valuation Period From 1/01/2003 - 12/31/2003

Account Reconciliation

Source	Prior Balance	Gain/Loss	Contributions	Forfeitures	Transfers	Withdrawals	Ending Balance
Discretionary	285,153.35	42,938.61	0.00	0.00	0.00	(49,338.75)	278,753.21
Deferral	1,262,722.39	276,898.07	163,522.14	0.00	0.00	(89,400.13)	1,613,742.47
Match	419,833.82	66,486.61	0.00	0.00	0.00	(32,418.31)	453,902.12
Safe Harbor	68,183.56	19,906.39	81,428.81	0.00	275.12	(2,579.04)	167,214.84
Rollover	13,125.13	3,234.80	0.00	0.00	11,015.54	(12,551.28)	14,824.19
Totals	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

PINNACLE BANK PROFIT SHARING RETIREMENT PLAN
Valuation Period From 1/01/2003 - 12/31/2003
Fund Reconciliation

Funds	Prior Balance	Gains/Losses	Contributions	Forfeitures	Transfers	Withdrawals	Ending Balance
Am Cent In & Grwth AC	14,238.83	3,029.13	5,518.47	0.00	(4,894.78)	(354.93)	17,536.72
American Century Govt	4,487.13	21.61	2,248.37	0.00	(591.53)	0.00	6,165.58
American Century Growth	204,851.79	40,380.13	18,172.90	0.00	(16,035.41)	(32,734.05)	214,635.36
Bond Fund America	70,643.81	2,360.38	6,038.13	0.00	(17,549.19)	(37,597.81)	23,895.32
Fidelity Magellan	366,374.03	81,520.83	42,021.10	0.00	6,355.75	(5,720.46)	490,551.25
Fixed	709,757.39	40,741.57	70,200.85	(7.70)	65,500.93	(52,894.93)	833,298.11
Fundamental Investors Fnd	63,972.02	18,839.84	13,874.84	0.00	(2,872.29)	(15,828.74)	77,985.67
Gartmore Money Market IC	11,917.43	23.00	9,422.14	10.20	2,968.27	(3,356.52)	20,984.52
Gartmore Nationwide Fund	1,696.61	897.85	3,145.69	0.00	0.00	0.00	5,740.15
Insurance	0.00	0.00	1,626.60	0.00	0.00	(1,626.60)	0.00
Invesco Small Co.	8,104.99	2,451.89	4,823.43	(1.18)	(2,478.32)	0.00	12,900.81
Janus 20	70,244.08	17,815.09	19,237.59	(1.32)	(2,846.11)	(14,784.73)	89,664.60
Money Market	0.00	0.00	0.00	0.00	0.00	0.00	0.00
N&B Partners Fund	156,107.25	54,815.77	20,165.59	0.00	(7,754.81)	0.00	223,333.80
Nationwide S&P 500	37,296.38	9,321.59	5,352.34	0.00	(4,900.99)	(3,662.10)	43,407.22
Oppenheimer Global	6,963.12	2,144.56	4,203.42	0.00	(3,424.93)	0.00	9,886.17
SCHWAB	246,949.35	115,094.63	14,798.26	0.00	0.00	0.00	376,842.24
Temp Foreign Fnd	75,414.04	20,006.61	4,101.23	0.00	(185.93)	(17,726.64)	81,609.31
Totals	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]